BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD. (the "Company")
Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the "Company" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7
Tel: (403) 262-1838
Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on February 24, 2005.

Item 3 - News Release

A News Release was issued on February 25, 2005 via Canada News Wire.

Item 4 - Summary of Material Change

Birch Mountain reports the completion of an independent prefeasibility report by AMEC Americas Limited ("AMEC") on our wholly owned Hammerstone project ("Hammerstone") in the Athabasca oil sands region, northeast Alberta. Hammerstone is an industrial minerals project targeting limestone for the production of aggregate, quicklime and other industrial products needed to grow Alberta's oil sands industry and regional infrastructure.

Prefeasibility Report Highlights
  Hammerstone limestone reserves total 1.19 billion tonnes comprising 571 million tonnes ("Mt") of proven limestone reserves and 620 Mt of probable limestone reserves
  The ultimate quarry life could be up to 70 years, with additional resources remaining in place after that time
  The initial capital estimate for aggregate and quicklime production totals C$130 million and future increases in quicklime plant capacity will require C$70 million in 2011 and C$91 million in 2021

  Over the life of the quarry, unit operating costs for quarrying, aggregate production, site operations and administration average C$3.58 per tonne and unit operating costs for quicklime average C$47.50 per tonne
  The combined pre-tax net present value ("NPV") of the aggregate and quicklime components of Hammerstone is C$698 million at a 7.5% discount rate, with an internal rate of return ("IRR") of 30%, in constant Q4 2004 Canadian dollars and unescalated prices and costs

  Item 5 - Full Description of Material Change

  BACKGROUND

  Hammerstone is located approximately 60 kilometres north of Fort McMurray in the heart of current and planned oil sands mining and in-situ recovery operations. The oil sands industry is a long-term market with sustained upside growth potential as a secure source of oil for North American markets. Hammerstone will supply base aggregates for construction purposes, as well as high-quality limestone aggregate for use in manufacturing concrete and calcinable limestone for production of quicklime. Quicklime is used to treat fresh and recycled waters in oil sands processing and to purify air and water emissions. Hammerstone enjoys a number of competitive advantages. Through exploration permits and mineral leases, Birch Mountain controls most of the surface accessible limestone in the Fort McMurray region. Competing local aggregate supplies are in decline and the nearest competing source of quicklime is approximately 900 kilometres (560 miles) distant.

  PREFEASIBILITY REPORT

  The scope of the Hammerstone project considered in the prefeasibility report includes the original Muskeg Valley Quarry ("MVQ") and its southern expansion (see news release of November 6, 2003), an aggregate plant, and a quicklime plant. The prefeasibility report builds on the initial resource estimate done under a scoping study undertaken by AMEC and released as a National Instrument 43-101 ("NI 43-101") technical report in February 2004 (see news release of February 2, 2004). It also includes: results from Birch Mountain's Q1 2004 winter drill program, additional surface sampling and mapping carried out in 2004 including a 300 tonne bulk sample, prior work done by AMEC as part of the Muskeg Valley Quarry Environmental Impact Assessment ("MVQ EIA"), a long-term market demand survey by the Canadian Energy Research Institute ("CERI"; see news release of August 10, 2004), new aggregate and quicklime test results, and new quarry planning, preliminary engineering design, costing and financial analysis by AMEC.

  The prefeasibility report covers site infrastructure and the three main components of Hammerstone: the quarry, the aggregate plant, and the quicklime plant. The quarry plan and the aggregate and quicklime plant preliminary engineering designs were done by AMEC based upon yearly forecasts of sales volumes derived by Birch Mountain from CERI's independent, long-term assessment of the demand for aggregate and quicklime in the Fort McMurray region. CERI defined low, base and high demand scenarios; the prefeasibility report considers only the CERI base case demand scenario. Birch Mountain provided estimates of future market share in deriving sales tonnages from CERI's base case aggregate and quicklime demand scenarios.

  Geology
  Limestone of the Devonian age Moberly Member of the Waterways Formation underlies the majority of the Hammerstone project area and includes high-calcium limestone, nodular to massive limestone and calcareous shale. The Moberly Member is up to approximately 45 m thick and has been subdivided into four units (Table 1).

  Table 1. Moberly Member Limestone Units, Base to Top

Unit	Name	Rock type
1	Unnamed	Nodular limestone
2	Middle Quarry Unit ("MQU")	High calcium limestone
3	Unnamed	Nodular limestone & calcareous shale
4	Upper Quarry Unit ("UQU")	Nodular and massive limestone

  At Hammerstone, strata are generally flat lying with a slight dip to the west-southwest and exhibit only minor structural disturbances resulting from basement faulting, salt dissolution, karsting and erosion. Geological modelling of the Hammerstone area was done by Birch Mountain using Surpac Minex Group Quarry software. Guided be the CIM resource definitions, AMEC and Birch Mountain developed a resource definition protocol that takes into account the geological continuity of rock units at Hammerstone.

  Quarrying and Aggregate Plant
  The Hammerstone quarry pit designed by AMEC is constrained to the north and east by increasing thicknesses of overlying oil sands and in the northeast by the "Quarry of the Ancestors", an archaeological site discovered during field studies for the MVQ EIA. The western boundary of the Hammerstone project area is defined by a 200 m setback from the Muskeg River. Hammerstone is open to the south and there is an opportunity in the future to expand the quarry into this area.

  The prefeasibility quarry plan was designed to supply the various types of limestone products required by the 66-year sales model for the period 2005-2070. Our strategy for aggregate production will be to take advantage of economies of scale by producing several products from the four distinct limestone units in the deposit (Table 1). Planned aggregate production rates, including calcinable limestone, grow from less than 1 Mt per year ("Mt/yr") in 2005 to more than 10 Mt/yr by 2016. From 2031-2050 planned production rates exceed 15 Mt/yr and decline thereafter to 13 Mt/yr from 2051-2060 and 10 Mt/yr from 2061-2070. The final phase of quarry development leaves significant resources in place to permit continuing quarry activities beyond 2070.

  Quicklime Plant
  Quicklime production is planned to begin in 2008, ramping up to 225,000 t/yr by 2012. To meet the projected demand, a 225,000 t/yr lime kiln will be commissioned in early 2008 using limestone from the Middle Quarry Unit, followed by planned installation of a second kiln of identical size in 2012. A third lime kiln with planned 350,000 t/yr capacity will be commissioned in 2022. The kilns will be fired with a mixture of coke and natural gas. Kiln off-gases will be cooled and passed through a lime scrubber to remove sulphur, a regenerative thermal oxidizer to remove residual hydrocarbons and a bag-house to remove fly-ash and fine dust particles. Maximum quicklime production rates of approximately 775,000 t/yr are forecast over the period 2041-2050.

  Limestone Reserves
  Limestone reserves defined in the Hammerstone prefeasibility report include both proven and probable limestone reserves. Following definitions of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") adopted by the CIM Council on August 20, 2000, a proven reserve is the economically quarriable part of a measured resource and a probable reserve is the economically quarriable part of an indicated resource; both proven and probable reserves fall within the economic pit design. The prefeasibility report concludes that there is a reasonable expectation of economic recovery of all limestone within the prefeasibility quarry pit design given the processes described and estimated pricing of the saleable products.

  A grade of 100% is assumed for all units; process recoveries for each unit are listed in Table 2. A loss of 5% at the footwall contact between Unit 1 and the underlying Christina Member was included to reduce the likelihood of diluting the limestone with footwall calcareous shale. No dilution or losses were applied to the contacts between the limestone units because they are gradations of similar materials. No loss was applied to the upper surface of Unit 4 because a layer of weathered surface rock was accounted for in the modelled limestone volumes.

  Table 2: Hammerstone Process Recoveries
Unit	Loss to Fines (%)	Other Losses (%)	Comment	Process Recovery (%)
1	9.1	-		90.9
2	29.6	31.9	Calcining losses	38.6
3	9.1	-		90.9
4	19.4	0.1	Washing	80.5

  The quarry pit design includes all unconstrained areas within the Hammerstone project area. Highwall angles over the shallow deposit are set at 45° in limestone; overburden will be removed 10m outside the highwall crest. Over the planned 66-year life of the Hammerstone quarry, an estimated 32.4 Mt of topsoil, muskeg and overburden will be removed and reclaimed and 11.4 Mt of process fines will be reclaimed within the quarry. The limestone reserves listed in Table 3 (in thousands of tonnes, "Kt") exceed the forecast sales requirements over the planned 66-year life-of-quarry.

  Table 3: Hammerstone Limestone Reserves

Unit	Proven (Kt)	Probable (Kt)	Total (Kt)	Primary Product	Secondary Product
1	197,550	170,913	368,463	A-grade aggregate	B-grade aggregate
2	66,121	57,601	123,722	Quicklime
3	271,301	322,469	593,770	B-grade aggregate
4	35,967	69,423	105,390	Concrete rock	A-grade aggregate
Total	570,939	620,406	1,191,345

  Capital and Operating Costs
  The capital estimate supplied by AMEC for the direct field costs of bringing the quarry, the aggregate plant and the first quicklime plant into production, plus indirect costs associated with the design, construction and commissioning is C$130 million, which includes a C$21.8 million contingency. This estimate is categorized by AMEC as prefeasibility level with an expected accuracy of ± 25%. The base pricing is Q4 2004 Canadian dollars with no escalation, no interest or financing charges. Owner's costs and working capital have not been included. Additional capital expenditures needed to increase quicklime plant capacities in 2012 and 2022 are listed in Table 4.

  Table 4: Capital Cost Estimate

Year	Capital item	Cost (C$ million)
2005-2007	Quarry, aggregate plant, lime plant	130
2011	2nd lime kiln	70
2021	3rd lime kiln	91

  Operating costs over the 66-year life-of-quarry have been estimated on an owner-operated basis. Costs were calculated in the areas of quarrying, aggregate processing, quicklime processing and site administration based on data for the Fort McMurray region. The operating cost estimates assume all equipment is owned and operated by Birch Mountain, maintenance is performed in-house, labour costs are consistent with nearby operations, job classifications are flexible, and the labour burden is 35%. Average unit operating costs over the life-of-quarry are shown in Table 5.

  Table 5: Average Life-of-Quarry Operating Costs

Cost Area	Operating Costs (C$ per tonne)
Quarrying and haulage	1.89
Aggregate processing	1.45
Site operating	0.01
Administration	0.23
Quicklime processing	47.50

  Quarry operating costs cover all activities from clearing the property to delivery of rock to the aggregate plant to placing of process fines in storage piles or directly as reclamation material. Aggregate plant operating costs cover all costs from delivery of rock to the aggregate plant to the load-out of stockpiled material. Quicklime processing costs include all administrative personnel, operators, mechanics, operating consumables, natural gas and maintenance parts for quicklime plant operations; coke costs are excluded. Site operating costs include 24-hour supervision of the scale and related equipment, as well as on-going site services. Administration costs include administrative personnel, head office support, office and training supplies and other costs not directly chargeable to the quarry or plant areas. A 15% contingency has been applied to administration costs only.

  Financial Analysis

  Hammerstone was analyzed by AMEC using the discounted cash flow ("DCF") method assuming 50% equity / 50% debt in Q4 2004 Canadian dollars. Projections of annual revenues and costs are based on estimated capital expenditures and operating costs presented in the prefeasibility study for the quarry, the aggregate plant and the quicklime plant. Estimated cash flows were used to determine the pre-tax NPV and IRR for the base case 66-year quarry life. Prices for A-grade and B-grade aggregates, concrete rock and quicklime are $8.00, $6.00, $14.50 and $195.00 per tonne respectively, and are constant over the life of the quarry.

  Results of the base case analysis indicate that the project has a potential pre-tax IRR of 30.0% and a pre-tax NPV of $697,843,000 at a discount rate of 7.5% (see Table 6). The payback period is estimated at 8.8 years from first production. Sensitivity analysis indicates that the NPV is most sensitive to changes in product price, less sensitive to changes in processing costs, and least sensitive to changes in quarrying costs and capital expenditures.

  Table 6: Financial Analysis Results
Discount Rate	0%	7.5%	10%	15%	25%
NPV (C$000)	$7,171,884	$697,843	$396,131	$147,291	$18,493
IRR (%)	30.0

  ONGOING DEVELOPMENT

  Birch Mountain expects to begin constructing and operating the MVQ limestone quarry as an aggregate operation prior to the end of Q2 2005, once all necessary regulatory approvals and permits under the original MVQ EIA/Application are in place. Start-up and production of aggregate in years 1-2 will be by a contract operator. Additional bulk samples are planned for both aggregate and quicklime testing purposes and an application to clear the MVQ access road during the remaining winter months currently is being prepared for submission to Alberta Sustainable Resource Development.

  Birch Mountain will hold an Open House in Fort McKay on March 1, 2005, to introduce Hammerstone to local stakeholders. The Hammerstone EIA will be based on the quarry plan and the aggregate and quicklime processing facilities described in the prefeasibility report. Environmental field studies for Hammerstone have been completed and it is anticipated that the Hammerstone EIA/Application will be submitted to Alberta Environment and the Alberta Natural Resources Conservation Board in the first half of Q3 2005.

  Birch Mountain intends to undertake an optimization study of Hammerstone and a preliminary assessment of related business opportunities as a follow-up to the prefeasibility report. Processing tests are planned to assess the possibility of upgrading B-grade aggregate limestone of Unit 3 to produce higher quality A-grade aggregate. Pilot scale rotary kiln tests are planned for both the UQU and MQU to evaluate processing conditions, product quality and blending opportunities. Birch Mountain also intends to refine its quarry plan by using the real options approach to assess long-term demand for limestone products and to incorporate management flexibility into the financial model.

  Birch Mountain's technical divisions operate under the direction of Hugh J. Abercrombie, Ph.D., P.Geol., Vice President, Exploration, who is identified as the qualified person in accordance with Section 1.2 of NI 43-101. An independent qualified person's technical report based upon the Hammerstone prefeasibility report and conforming to NI 43-101 will be filed within 30 days of this news release.

  Birch Mountain currently has 66,982,082 common shares issued and outstanding, and 77,108,057 common shares, fully diluted. Birch Mountain's Annual General and Special Meeting is set for Thursday May 12, 2005, at 3:30 pm in the Angus/Northcote Room, Plus 30 Level Conference Center, Bow Valley Square II, 205 5th Avenue SW, Calgary, Alberta.

  Cautionary Note to US Investors: The terms "reserve", "proven reserve" and "probable reserve" used in this news release are defined in accordance with NI 43-101, "Standards of Disclosure for Mineral Projects", under the guidelines set out by the CIM in, "Standards on Mineral Resources and Mineral Reserves", adopted by the CIM Council on August 20, 2000. In the US, Securities and Exchange Commission ("SEC") Industry Guide 7 defines a mineral reserve as, "That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." According to interpretations by SEC staff of mining industry disclosure standards, such terms may not be used by SEC registrants unless the registrant has completed a "bankable" feasibility study and all applicable permits are in place or expected imminently. US investors are cautioned not to place undue reliance on disclosure that is not issued in accordance with SEC regulations.

  Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

  Not applicable.

  Item 7 - Omitted Information

  Not applicable.

  Item 8 - Executive Officer

  The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

          Douglas J. Rowe, President and Chief Executive Officer
          Telephone: (403) 262-1838
          Fax: (403) 263-9888

  Item 9 - Date of Report

  This report is dated the 25th day of February, 2005.